Exhibit 77C

ADDITIONAL INFORMATION

Shareholder Meetings (Unaudited)

At a special shareholders meeting held on May 27, 2010, shareholders of Natixis Funds Trust IV voted for the following proposals:

1.	Election of Trustees for Natixis Funds Trust IV:

			Votes For	Votes Withheld	Total Votes
Kenneth A. Drucker	10,284,541.891	55,205.248	10,339,747.139
Wendell J. Knox		10,274,821.179	64,925.960	10,339,747.139
Erik R. Sirri		10,284,541.891	55,205.248	10,339,727.139
Peter J. Smail		10,284,235.891	55,511.248	10,339,747.139

In addition to the trustees named above, the following also serve as trustees of Natixis Funds Trust IV: Graham T. Allison, Jr.,
Edward A. Benjamin, Daniel M. Cain, Sandra O. Moose, Cynthia L. Walker, Robert J. Blanding and John T. Hailer.